Exhibit 99.1

CI Financial Announces Debenture Financing to Refinance Existing Indebtedness

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO--(BUSINESS WIRE)--November 30, 2022--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) announced today that it has entered into an agreement to sell debentures with an aggregate principal amount of $400 million, maturing on December 2, 2025. The 2025 debentures have a term of three years and carry an interest rate of 7.00% payable semi-annually. The debentures have a provisional rating of BBB (Stable) by DBRS, Baa2 (Stable) by Moody’s, and BBB- (Negative) by Standard & Poor’s.

The offering is being made under CI’s previously filed base shelf prospectus dated November 18, 2022 and is being led by RBC Capital Markets, CIBC Capital Markets, TD Securities and National Bank Financial Markets. CI intends to use the net proceeds from the sale of debentures to refinance existing indebtedness, including reducing its borrowing capacity under its existing credit facility. The transaction will not result in an increase in debt.

CI is committed to deleveraging its business and intends to target a net leverage ratio of between 1.5x – 2.0x.1

The closing of the offering is scheduled for December 2, 2022 and is subject to certain customary conditions.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About CI Financial

CI Financial Corp. is a diversified global asset and wealth management company operating primarily in Canada, the United States and Australia. Founded in 1965, CI has developed world-class portfolio management talent, extensive capabilities in all aspects of wealth planning, and a comprehensive product suite. CI managed and advised on approximately $364.3 billion in client assets as at October 31, 2022.

CI operates in three segments:

  Asset Management, which includes the operations of CI Global Asset Management and Australia based GSFM Pty Ltd.
  Canadian Wealth Management, which includes the operations of CI Assante Wealth Management, Aligned Capital Partners, CI Private Wealth (Canada), Northwood Family Office, CI Direct Investing and CI Investment Services.
  U.S. Wealth Management, which includes CI Private Wealth US, a national network of best-in-class wealth management teams.

CI is headquartered in Toronto and listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX). To learn more, visit CIʼs website or LinkedIn page.

1 Net Leverage calculated as net debt/Adjusted EBITDA annualized. Net Leverage and Adjusted EBITDA are non-IFRS financial measures. See “Non-IFRS Financial Measures” on pages 18-23 of the Canadian Fixed Income Investor Update, dated November 23, 2022, filed on SEDAR.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com